BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                                       February 13, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Lukens Inc


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


Sincerely,




Damian P. Reitemeyer

Enclosures


            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  )*

                        Lukens Inc

          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)

          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         549866101

          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 549866101                              Page 2 of 8 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS.
OF ABOVE PERSONS

     Bankers Trust New York Corporation and its wholly owned subsidiary, Bankers Trust Company, and its indirectly wholly owned subsidiary BT Alex. Brown Incorporated.
     (BT Alex.Brown)13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation and its wholly owned subsidiary, Bankers Trust Company are New York corporations. BT Alex. Brown Incorporated is a Delaware corporation.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES
                   Bankers Trust Company   527,875 shares
                   BT Alex.Brown           165,000 shares
                                           692,875 shares
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                    Bankers Trust Company         0 shares
                    BT Alex.Brown                 0 shares
                                                  0 shares
  EACH         7. SOLE DISPOSITIVE
POWER
REPORTING
                    Bankers Trust Company   627,930 shares
                    BT Alex.Brown           165,000 shares
                                            792,930 shares
PERSON        8. SHARED DISPOSITIVE
POWER
WITH                Bankers Trust Company         0 shares
                    BT Alex.Brown                 0 shares
                                                  0 shares


CUSIP No. 549866101                               Page 3 of 8 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    Bankers Trust Company   627,930 shares
                    BT Alex.Brown           165,000 shares
                                            792,930


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.31%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD

CUSIP No. 549866101                           Page 4 of 8 Pages


Item 1(a)    NAME OF ISSUER:

             Lukens Inc

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:

             50 South First Avenue
             Coatesville, PA 19320

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its wholly owned subsidiary Bankers Trust Company, and its indirectly wholly-owned subsidiary BT Alex.Brown
             Incorporated.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers Trust Company are corporations incorporated in the State of New York with their principal business offices located in New York. BT
             Alex. Brown Incorporated is incorporated in the State of Delaware with its principal business office located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             549866101

CUSIP No. 549866101                                Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:
          For Bankers Trust New York Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex.Brown Incorporated

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.


Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:

                    Bankers Trust Company     627,930 shares
                    BT Alex.Brown             165,000 shares
                                              792,930 shares

          (b)  Percent of Class (1):


                    Bankers Trust Company     4.20%
                    BT Alex.Brown             1.11%
                                              5.31%



CUSIP No. 549866101                          Page 6 of 8 Pages

(c)  Number of shares as to which the following have:

           (i)  sole power to vote or to direct the vote -


                   Bankers Trust Company   527,875 shares
                   BT Alex.Brown           165,000 shares
                                           692,875 shares

          (ii)  shared power to vote or to direct the vote -


                    Bankers Trust Company         0 shares
                    BT Alex.Brown                 0 shares
                                                  0 shares


          (iii) sole power to dispose or to direct the disposition of -


                    Bankers Trust Company    627,930 shares
                    BT Alex.Brown            165,000 shares
                                             792,930

          (iv) shared power to dispose or to direct the disposition of -


                    Bankers Trust Company         0 shares
                    BT Alex.Brown                 0 shares
                                                  0 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.


CUSIP No. 549866101                              Page 7 of 8 Pages




Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

             Not applicable.


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

               See item 3 above.


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
             THE GROUP:
             Not applicable.


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.



















CUSIP No. 549866101                               Page 8 of 8 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Alex. Brown Incorporated

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


                           Exhibit A


      Bankers Trust Company and BT Alex.Brown are wholly owned subsidiaries of Bankers Trust New York Corporation

                 Bankers Trust New York Corporation

                              |
                              |
   ___________________________|___________________________
   |                                                     |
   |                                                     |
   100%                                                 100%
   |                                                     |
   |                                                     |
Bankers Trust Company                BT Alex.Brown Holdings Incorporated
                                                         |
                                                         |
                                                        100%
                                                         |
                                                  BT Alex.Brown